UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
John Parisella
Québec Government Office
One Rockefeller Plaza, Suite 2600
New York, NY 10020-2102
Copies to:

Robert E. Buckholz, JR.	Jean-Hugues Lafleur
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009 (“Annual Report”) as follows:
1.	The following additional exhibit is hereby added to the Annual Report:

Exhibit (3): Quarterly Report for the first quarter ended March 31, 2010
The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ Jean-Hugues Lafleur
Authorized Officer
	Name:	Jean-Hugues Lafleur
	Title:	Vice President, Financing, Treasury and Pension Fund
Date: May 14, 2010